UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 333-91190

CUSIP NUMBER: 74440R 103

NOTIFICATION OF LATE FILING

(Check one):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2025

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

P2 Solar, Inc.
Full Name of Registrant

Former Name if Applicable: Natco International, Inc.

Address of Principal Executive Office:

13718 91 Avenue
Surrey, BC, Canada V3V 7X1


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

P2 Solar, Inc. (the "Registrant") is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2025 (the "Quarterly Report") by the August 14, 2025 filing deadline applicable to smaller reporting companies due to a delay in completing its financial statements and other disclosures in the Quarterly Report. The Registrant is in the process of compiling the required information, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended June 30, 2025 to be included in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Raj-Mohinder Gurm 778 321-0047

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?

Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report?

Yes [ ] No [X]


P2 Solar, Inc.

By: /s/ Raj-Mohinder Gurm

Raj-Mohinder Gurm
Chief Executive Officer

Date: August 15, 2025